Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated
February 28, 2013 and the Prospectus dated April 2, 2012
Registration No. 333-180521

VENTAS REALTY, LIMITED PARTNERSHIP
VENTAS CAPITAL CORPORATION

Fully and unconditionally guaranteed by Ventas, Inc.

Terms applicable to
$225,000,000 5.45% Senior Notes due 2043

Issuers:	Ventas Realty, Limited Partnership and Ventas Capital Corporation

Guarantor:	Ventas, Inc.

Aggregate Principal Amount:	$225,000,000

Ranking:	Senior Unsecured Notes

Final Maturity Date:	March 15, 2043

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa2 / BBB / BBB+

Public Offering Price:	$25.00 per Note, plus accrued and unpaid interest, if any, from March 7, 2013

Coupon:	5.45% per annum

Net Proceeds:	$218,655,687.50 (before expenses)

Underwriting Commission:	$0.7875 per Note for Retail Orders; $5,051,812.50 total; $0.50 per Note for Institutional Orders; $1,292,500.00 total

Interest Payment Dates:	March 15, June 15, September 15 and December 15, commencing June 15, 2013

Optional Redemption:

The issuers may redeem the notes, in whole, at any time, or from time to time in part, on or after March 7, 2018 at a redemption price equal to 100% of their principal amount, together with accrued and unpaid interest thereon, if any, to the date of redemption.

Expected Listing:	NYSE

Overallotment Option:

The issuers have granted the underwriters an option to purchase up to an additional $33,750,000 aggregate principal amount of Notes at the public offering price, less the underwriting discount, within 30 days from the date of the prospectus supplement solely to cover overallotments, if any.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Citigroup Global Markets Inc.
RBC Capital Markets, LLC

Underwriters:	BB&T Securities LLC
KeyBanc Capital Markets Inc. TD Securities (USA) LLC PNC Capital Markets LLC

CUSIP / ISIN:	92276M 204 / US92276M2044

Denominations:	$25.00 and integral multiples of $25.00 in excess thereof

Trade Date:	February 28, 2013

Settlement Date:	March 7, 2013 (T+5)

Form of Offering:	SEC Registered (Registration No. 333-180521)

Additional Changes to the Preliminary Prospectus Supplement:

On an as adjusted basis to give effect to the sale of the notes offered hereby and the application of the net proceeds therefrom, as if each had occurred on December 31, 2012, we would have had approximately $8.3 billion of outstanding indebtedness (including capital lease obligations but excluding unamortized fair value adjustment and unamortized discounts).

* A securities rating is not a recommendation to buy, sell or hold securities. Each rating may be subject to review, revision, suspension, reduction or withdrawal at any time and should be evaluated independently of any other rating.

Ventas, Inc. and the issuers have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Ventas, Inc. and the issuers have filed with the SEC, including the prospectus supplement, for more complete information about Ventas, Inc., the issuers and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, Ventas, Inc., the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; UBS Securities LLC toll-free at 1-877-827-6444, extension 561-3884; and Wells Fargo Securities, LLC toll-free at 1-800-326-5897.